SOUTH BOW USA INFRASTRUCTURE HOLDINGS LLC

707 5 Street SW, Suite 900

Calgary, Alberta, Canada

T2P 1V8

Telephone: (855) 699-8437

July 3, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

South Bow Corporation, South Bow Canadian Infrastructure Holdings Ltd., South Bow Infrastructure Holdings Ltd. and South Bow USA Infrastructure Holdings LLC (collectively, the “Registrants”) Registration Statement on Form F-10 and Form S-4 Form F-10 Registration File Nos. 333-288162, 333-288162-01 and 333-288162-02 and Form S-4 Registration File No. 333-288163

Dear Sir/Madam:

Reference is made to the letter (the “Original Letter”) submitted by the Registrants to the U.S. Securities Exchange Commission on July 1, 2025 relating to the request for effectiveness of the above-captioned Registration Statement on Form F-10 and Registration Statement on Form S-4.

As set forth in the Original Letter, pursuant to Rule 467(b) and Rule 461 under the Securities Act of 1933, as amended, (i) South Bow Corporation, South Bow Canadian Infrastructure Holdings Ltd. and South Bow Infrastructure Holdings Ltd. respectfully request effectiveness of the above-captioned Registration Statement on Form F-10 at 4:00 p.m., Eastern Time, on July 3, 2025 or as soon thereafter as practicable and (ii) South Bow USA Infrastructure Holdings LLC (together with South Bow Corporation, South Bow Canadian Infrastructure Holdings Ltd. and South Bow Infrastructure Holdings Ltd., the “Registrants”) hereby respectfully requests effectiveness of the above-captioned Registration Statement on Form S-4 at 4:00 p.m., Eastern Time, on July 3, 2025 or as soon thereafter as practicable.

The Registrants have prepared this letter to include the receipt of clearance for the prospectus included in the Registration Statement on Form F-10 from the Alberta Securities Commission, a copy of which is attached hereto as Exhibit A.

The Registrants request to be notified of such effectiveness by a telephone call to Andrew J. Ericksen of White & Case LLP at (713) 496-9688.

Very truly yours,
SOUTH BOW CORPORATION

/s/ Kate Fischer
Name:	Kate Fischer
Title:	Associate General Counsel and Corporate Secretary

SOUTH BOW CANADIAN INFRASTRUCTURE HOLDINGS LTD.

/s/ Kate Fischer
Name:	Kate Fischer
Title:	Corporate Secretary

SOUTH BOW INFRASTRUCTURE HOLDINGS LTD.

/s/ Kate Fischer
Name:	Kate Fischer
Title:	Corporate Secretary

SOUTH BOW USA INFRASTRUCTURE HOLDINGS LLC

/s/ Kate Fischer
Name:	Kate Fischer
Title:	Corporate Secretary

Exhibit A

ALBERTA SECURITIES ACT

Receipt for the Filing

of a Short Form Prospectus

On behalf of: SOUTH BOW USA INFRASTRUCTURE HOLDINGS LLC

Receipt for the Short Form Prospectus dated July 3, 2025 of the above Issuer is hereby issued pursuant to Section 120 of the Alberta Securities Act.

SEDAR Project #06300837

Dated at Calgary, Alberta on July 3, 2025

Alberta Securities Commission

per: “Anthony Potter”
Anthony Potter
Manager, Corporate Disclosure & Financial Analysis

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